Exhibit 1.01

Conflict Minerals Report of URBAN OUTFITTERS, INC.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Urban Outfitters, Inc. (“Urban Outfitters”) for the calendar year ended December 31, 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

1.	Introduction

The intent of this Conflict Minerals Report (“CMR”) is to describe Urban Outfitters’s due diligence process following Rule 13p-1 requirements. Pursuant to Rule 13p-1, due diligence is required for necessary conflict minerals in products where there is reason to believe such minerals may have originated in the Democratic Republic of the Congo (“DRC”) or surrounding countries (the “Covered Countries”). The goal of the due diligence process is to determine whether such products were “DRC conflict free.”

Urban Outfitters is an innovative specialty retail company that offers a variety of lifestyle merchandise to highly defined customer niches through retail stores, catalogs, and websites operated under the Urban Outfitters, Anthropologie, Free People and Terrain brands, as well as through its Free People wholesale division, which sells its products to specialty stores and select department stores.

Urban Outfitters contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), such as apparel, footwear, accessories and home furnishings. As these materials are necessary to its products, Urban Outfitters is dedicated to tracing the origin of these metals to ensure its sourcing practices do not support conflict or human rights abuses in the DRC and adjoining countries. In order to manage the scope of this risk, Urban Outfitters relies on its suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to it, including sources of 3TG that are supplied to Urban Outfitters from sub-tier suppliers.

To conduct the reasonable country of origin inquiry (“RCOI”), Urban Outfitters engaged its Tier 1 suppliers to collect information regarding the presence and sourcing of 3TG used in the products supplied to Urban Outfitters. Information was collected and stored using an online platform provided by a third party vendor. Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier contacts were conducted to address issues including implausible statements regarding no presence of 3TG, incomplete data on the reporting templates, responses that did not identify smelters or refiners (“SORs”), responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as SORs, but not verified as such through further analysis and research.

2.	Due Diligence

Design of Due Diligence

Urban Outfitters conducted due diligence on the source and chain of custody of the conflict minerals identified in its RCOI based on the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements1.

Future Diligence Measures

Urban Outfitters has undertaken the following due diligence measures with respect to conflict minerals:

•	adopted a conflict minerals policy that is publicly available at www.urbnvendor.com;

•	assembled an internal team to support supply chain due diligence;

•	established a system of controls and transparency over the mineral supply chain;

•	implemented internal measures taken to strengthen company engagement with suppliers;

•	designed and implemented a risk management plan to monitor and track risk mitigation, report risk management findings to senior management and evaluate supplier relationships;

[1]	OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

•	undertook additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances; and

•	filed first annual report on supply chain due diligence. The Form SD and this CMR are publicly available at www.investor.urbn.com.

Steps to Improve Due Diligence

Urban Outfitters has undertaken to continuously improve upon its supply chain due diligence efforts via the following measures:

•	continue to assess the presence of 3TG in its supply chain;

•	clearly communicate expectations with regard to supplier performance, transparency and sourcing; and

•	increase the response rate for RCOI process.

3.	Product Description

Urban Outfitters contracts to manufacture products that may contain 3TG. These products include apparel, footwear, accessories and home furnishings. Suppliers were requested to use the Conflict-Free Sourcing Initiative’s (“CFSI’s”) Conflict Minerals Reporting Template (“CMRT”) to identify 3TG SORs and associated countries of origin. Urban Outfitters’s efforts to determine the mine and location of origin of the conflict minerals are described in more detail above under the “Introduction” section of this CMR. Below is a list of the smelters used by Urban Outfitters, each of whom has been verified to be a known metal processor by CFSI or the U.S. Department of Commerce, or has otherwise been determined to be a metal processor pursuant to our due diligence:

SOR / Facility Name
Gold
Asahi Pretec Corporation
Chimet S.p.A.
Heraeus Precious Metals GmbH & Co. KG
Istanbul Gold Refinery
Johnson Matthey Ltd
LS-NIKKO Copper Inc.
Metalor Technologies S.A.
Metalor USA Refining Corporation
Mitsubishi Materials Corporation
Nadir Metal Rafineri San. Ve Tic. A.Ş.
Ohio Precious Metals, LLC
Royal Canadian Mint
Shandong Zhaojin Gold & Silver Refinery Co. Ltd
Tanaka Kikinzoku Kogyo K.K.
Umicore Brasil Ltda

Tin
Alpha
CNMC (Guangxi) PGMA Co. Ltd.
CV United Smelting
Cooper Santa
Empresa Metallurgica Vinto
Gejiu Non-Ferrous Metal Processing Co. Ltd.
Malaysia Smelting Corporation (MSC)
Melt Metais e Ligas S/A
Metallo Chimique
Mineração Taboca S.A.
Minsur
Operaciones Metalurgical S.A.
PT Koba Tin
PT Tambang Timah
PT Timah (Persero), Tbk
Thaisarco
Yunnan Tin Company Limited

Tungsten
None

Tantalum
None

The countries of origin for these SORs are believed to include: Argentina, Australia, Bolivia, Brazil, Canada, Chile, China, DRC – Congo (Kinshasa), Guinea, Guyana, India, Indonesia, Italy, Japan, Kazakhstan, Malaysia, Mexico, Myanmar, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Portugal, Russia, Rwanda, Saudi Arabia, South Africa, South Korea, Spain, Suriname, Sweden, Thailand, Turkey, United Kingdom, the United States and Uzbekistan.